June 9, 2009

T.W. Owen
Treasurer and Chief Financial Officer
Metabolic Research, Inc.
6320 McLeod Drive, Suite 7
Las Vegas, NV 89120

Re: Metabolic Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File Number: 000-25879

Dear Ms. Owen:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-1

1.   Your auditor failed to mention they audited your balance sheets as of December 31, 2007 in their audit report. Additionally, they did not state whether the audit was made in accordance with generally accepted auditing standards (i.e., standards of the Public Company Accounting Oversight Board (United States)) as required by Rule 2-02(b) of Regulation S-X. Please include an audit report that addresses both of these items.

Note 2. Summary of Significant Accounting Policies, page F-7

2.   Please revise to include an accounting policy for your prepaid consulting fees. Please tell us more about the nature of these assets including the specific transaction(s) that gave rise to them and the authoritative accounting guidance you relied upon in accounting for the transaction(s).

3.   Please revise to include an accounting policy for your patents assignments. Please clarify for us the specific transactions that gave rise to the recognition of your patents; explain in reasonable detail how your accounting for these patents complies with paragraphs 9-17 of SFAS 142; and provide the disclosures required by paragraphs 44-46 of SFAS 142 or tell us how you have complied with those requirements.

Note 8. Derivative Liability

4.   Please address the following with regard your derivative liability:
- Revise your disclosure to describe in the underlying transaction;
- Revise your disclosure to explain your accounting treatment of the underlying transaction, including whether you applied hedge accounting to the transaction. If so, please tell us how you considered the effectiveness of the hedge; and
- Tell us the authoritative guidance you relied upon in accounting for the transaction, including the classification of gains and losses within other comprehensive income.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Condensed Consolidated Balance Sheet, page 3

5.   Please revise to include a balance sheet as of December 31, 2008 pursuant to Rule 8-03 of Regulation S-X.

Notes to Condensed Consolidated Financial Statements, page 6

6.   Please clarify for us why you recorded the write off of your note receivable within comprehensive income by explaining the following:
- The underlying transaction;
- Your accounting treatment of the underlying transaction; and
- The authoritative guidance you relied upon in accounting for the transaction, and in classifying this item within other comprehensive income.

Item 4T. Controls and Procedures, page 8

7.	You disclose that your chief operating officer concluded on your disclosure controls and procedures as of March 31, 2009. Please revise to clarify whether your chief operating officer is performing the function of your principal financial officer. If not, please revise your disclosure to include the conclusions of your principal financial officer. Refer to Item 307 of Regulation S-K.

8.	Please revise the conclusion regarding the effectiveness of the your disclosure controls and procedures as of March 31, 2009 to address, consistent with your conclusion at December 31, 2008, whether the Company's disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by the Company in the reports submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to the Company's Chief Executive Officer and Chief Financial Officer, in a manner that allowed for timely decisions regarding required disclosure. Your current disclosure only addresses whether the disclosure controls and procedures are effective at timely alerting the chief executive officer and chief operating officer.

9.	You disclose that no significant changes were made to your internal controls subsequent to the date of your evaluation. Please revise your disclosure to address any change in your internal control over financial reporting that occurred during your last fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. When you amend, please include updated certifications of your chief executive and chief financial officers pursuant to Item 601(B)(31) and (32) of Regulation S-K. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant